GZITIC Hualing Holdings Limited
國信華凌集團有限公司

03 MAR 10 AM 7:21

25 February 2003

SECURITIES & EXCHANGE COMMISSION,
Office of International Corporate Finance,
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, D. C., 20549
U.S.A.

03007238

SUPPL

Dear Sir,

Re: GZITIC Hualing Holdings Limited – File No. 82-4195 (the "Company")

Enclosed please find the English and Chinese versions of the following document for your record:

Name of Notice Report	Circulation Date	Information provided to
Announcement	23 January 2003	Stock Exchange/shareholders
Announcement	24 February 2003	Stock Exchange/shareholders

Thank you for your attention.

Yours faithfully,
For and on behalf of
GZITIC Hualing Holdings Limited

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

p.p

Wong Hon Sum
Company Secretary

HW/ip

3/11

Rooms 2802-4, 28/F., Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong.
Tel:(852) 2802 2155 Fax:(852) 2598 8995
http://www.hualing.com.hk
香港灣仔港灣道 25 號海港中心 28 樓 2802-4 室
電話: (852) 2802 2155 圖文傳真: (852) 2598 8995
http://www.hualing.com.hk

24 January 2003 China Daily

This announcement is for information only and does not constitute an invitation or offer to sell, acquire, purchase or subscribe for securities.

GZITIC

GZITIC Hualing Holdings Limited
國信華凌集團有限公司

(incorporated in Hong Kong with limited liability)

ANNOUNCEMENT
PROGRESS OF THE POSSIBLE SALE

Reference is made to the announcements of the Company dated 25th October, 2002, 29th November, 2002 and 23rd December 2002 respectively in relation to the progress of a possible sale of part of the controlling interest in the Company by the GZITIC Parties to the Purchaser. This announcement updates on the progress of the possible sale.

Investors should be aware that the contemplated transaction may or may not be consummated and is subject to due diligence and further negotiations on terms and conditions, including with respect to price. Therefore, investors are advised to exercise caution when dealing in the shares of the Company.

Reference is made to the announcements of the Company dated 25th October, 2002, 29th November, 2002 and 23rd December 2002 respectively in relation to the progress of a possible sale of part of the controlling interest in the Company by the GZITIC Parties to the Purchaser. Unless otherwise defined, capitalised terms used in this announcement shall have the same meanings as defined in the announcement dated 25 October, 2002.

Pursuant to the terms of the MOU, the GZITIC Parties and the Purchaser agreed to negotiate in good faith on the Sale Agreement as promptly as possible. Currently, the parties are still negotiating on the terms of the Sale Agreement and have not entered into any Sale Agreement. The due diligence exercise conducted by the Purchaser on the Company was completed on 6th January 2003. While the parties still show an interest to proceed with the possible sale and are still continuing the negotiations, the contemplated transaction may or may not be consummated. As regards the exclusivity arrangements under the MOU as referred to in the announcement dated 25th October 2002, the exclusivity period expired on 1st January 2003 and have not been extended by the parties. Accordingly, both the GZITIC Parties and the Purchaser are free to negotiate and enter into transactions similar to the possible sale with other parties.

Investors should be aware that the contemplated transaction may or may not be consummated and is subject to due diligence and further negotiations on terms and conditions, including with respect to price. At this stage, it is not certain whether a general offer for shares in the Company will or will not be made. Therefore, investors are advised to exercise caution when dealing in the shares of the Company.

The Directors have been advised by GZITIC that no further material information is available at this stage and that GZITIC will inform them of any further material development of the negotiations with the Purchaser.

By Order of the Board
Chen Xiao-shi
Chairman

Hong Kong, 23rd January, 2003

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

2003年1月24日 信報

本公佈僅供參考之用，並不構成收購、購買或認購證券之邀請或建議。

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

GZITIC

GZITIC Hualing Holdings Limited
國信華凌集團有限公司

（於香港註冊成立的有限公司）

公佈
有關可能買賣之進度

茲提述本公司於二零零二年十月二十五日、二零零二年十一月二十九日及二零零二年十二月二十三日就有關廣州信托可能出售部份本公司的控股權益予該收購者之進度的公佈。本公佈僅此更新有關可能之出售及收購的情況。

投資者須注意該考慮中交易可能或不可能完成，並有待盡職調查及進一步磋商包括收購價在內的條款及條件。因此，投資者於買賣本公司股份時務須審慎行事。

茲提述本公司於二零零二年十月二十五日、二零零二年十一月二十九日及二零零二年十二月二十三日就有關廣州信托可能出售部份本公司的控股權益予該收購者之進度。除非另有指明外，本公佈採用之詞語與於二零零二年十月二十五日刊發之公佈所界定者具相同意義。

根據該備忘錄之條款，廣州信托及該收購者同意就買賣協議盡快以真誠商討。目前，各方仍正在就買賣協議之條款進行商討及並未簽訂任何買賣協議。由該收購者就本公司進行之盡職調查已於二零零三年一月六日完成。各方仍表明有意進行該項可能買賣，以及仍繼續商討，惟該考慮中交易可能或不可能完成。根據於二零零二年十月二十五日刊發之公佈，就該備忘錄有關獨家性之安排，該獨家期已於二零零三年一月一日屆滿，而各方並未延續此獨家期。據此，廣州信托及該收購者均有自由與其他人士商討及簽訂類似該可能買賣之交易。

投資者須注意該考慮中交易可能或不可能完成，並有待盡職調查及進一步磋商包括收購價在內的條款及條件。於現階段為止，仍未確定全面收購本公司股份權益會否進行。因此，投資者於買賣本公司股份時務須審慎行事。

各董事收到廣州信托的通知，於現階段並無獲得進一步的重大資料，及當有關與收購者的磋商情況有重大發展時，廣州信托將通知各董事有關轉變。

承董事會命
董事長
陳小石

香港，二零零三年一月二十三日

各董事就本公佈共同及個別承擔全部責任，各董事在作出一切合理查詢後確認，就彼等所深知及確信，本公佈所表達一切意見乃經審慎周詳之考慮後始行作出，本公佈並無遺漏其他事實致使本公佈所載任何內容產生誤導。

25/2/2003 China Daily.

This announcement is for information only and does not constitute an invitation or offer to sell, acquire, purchase or subscribe for securities.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

GZITIC

GZITIC Hualing Holdings Limited

國信華凌集團有限公司

(incorporated in Hong Kong with limited liability)

ANNOUNCEMENT
PROGRESS OF THE POSSIBLE SALE

Reference is made to the announcements of the Company dated 25th October, 2002, 29th November, 2002, 23rd December, 2002 and 23rd January, 2003 respectively in relation to the progress of a possible sale of part of the controlling interest in the Company by the GZITIC Parties to the Purchaser. This announcement updates on the progress of the possible sale.

Investors should be aware that the contemplated transaction may or may not be consummated and is subject to due diligence and further negotiations on terms and conditions, including with respect to price. Therefore, investors are advised to exercise caution when dealing in the shares of the Company.

Reference is made to the announcements of the Company dated 25th October, 2002, 29th November, 2002, 23rd December, 2002 and 23rd January, 2003 respectively in relation to the progress of a possible sale of part of the controlling interest in the Company by the GZITIC Parties to the Purchaser. Unless otherwise defined, capitalised terms used in this announcement shall have the same meanings as defined in the announcement dated 25th October, 2002.

Pursuant to the terms of the MOU, the GZITIC Parties and the Purchaser agreed to negotiate in good faith on the Sale Agreement as promptly as possible, preferably before 25th December, 2002. Although the parties had not entered into the Sale Agreement before 25th December, 2002 and the due diligence was completed on 6th January, 2003, the MOU has not lapsed or terminated. However, the negotiations on the terms of the Sale Agreement have been put on hold since around 10th February, 2003 and the parties have not entered into any Sale Agreement. The parties still have the intention to proceed with the possible sale and may still continue to negotiate on the Sale Agreement, the negotiations may or may not resume and therefore, the contemplated transaction may or may not be consummated. The GZITIC Parties and the Purchaser are free to negotiate and enter into transactions similar to the possible sale with other parties.

Investors should be aware that the contemplated transaction may or may not be consummated and is subject to due diligence and further negotiations on terms and conditions, including with respect to price. At this stage, it is not certain whether a general offer for shares in the Company will or will not be made. Therefore, investors are advised to exercise caution when dealing in the shares of the Company.

The Directors have been advised by GZITIC that no further material information is available at this stage and that GZITIC will inform them of any further material development of the negotiations with the Purchaser.

By Order of the Board
Chen Xiao-shi
Chairman

Hong Kong, 24th February, 2003

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

24/2/2003 信報

GZITIC

GZITIC Hualing Holdings Limited
國信華凌集團有限公司

（於香港註冊成立的有限公司）

公佈
有關可能買賣之進度

茲提述本公司於二零零二年十月二十五日、二零零二年十一月二十九日、二零零二年十二月二十三日及二零零三年一月二十三日就有關廣州信托可能出售部份本公司的控股權益予該收購者之進度的公佈。本公佈僅此更新有關可能之出售及收購的情況。

投資者須注意該考慮中交易可能或不可能完成，並有待盡職調查及進一步磋商包括收購價在內的條款及條件。因此，投資者於買賣本公司股份時務須審慎行事。

茲提述本公司於二零零二年十月二十五日、二零零二年十一月二十九日、二零零二年十二月二十三日及二零零三年一月二十三日就有關廣州信托可能出售部份本公司的控股權益予該收購者之進度。除非另有指明外，本公佈採用之詞語與於二零零二年十月二十五日刊發之公佈所界定者具相同意義。

根據該備忘錄之條款，廣州信托及該收購者同意就買賣協議盡快以真誠商討，最理想可於二零零二年十二月二十五日以前達成。雖然各方並未於二零零二年十二月二十五日前簽訂該買賣協議，而盡職調查已於二零零三年一月六日完成，該備忘錄並未失效或終止。然而，有關買賣協議條款之商討已約於二零零三年二月十日開始暫時停止及各方並未簽訂任何買賣協議。各方仍表明有意進行該項可能買賣及可能仍會繼續進行商討該買賣協議，惟可能或不可能重新開始商討，因此，該考慮中交易可能或不可能完成。廣州信托及該收購者均有自由與其他人士商討及簽訂類似該可能買賣之交易。

投資者須注意該考慮中交易可能或不可能完成，並有待盡職調查及進一步磋商包括收購價在內的條款及條件。於現階段為止，仍未確定全面收購本公司股份權益會否進行。因此，投資者於買賣本公司股份時務須審慎行事。

各董事收到廣州信托的通知，於現階段並無獲得進一步的重大資料，及當有關與收購者的磋商情況有重大發展時，廣州信托將通知各董事有關轉變。

承董事會命
董事長
陳小石

香港，二零零三年二月二十四日

各董事就本公佈共同及個別承擔全部責任，各董事在作出一切合理查詢後確認，就彼等所深知及確信，本公佈所表達一切意見乃經審慎周詳之考慮後始行作出，本公佈並無遺漏其他事實致使本公佈所載任何內容產生誤導。